

March 8, 2013

<u>Via E-Mail</u>

Gerald T. Nowak, Esq.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654

> **Re: Maxcom Telecomunicaciones, S.A.B. de C.V.**
> **Schedule 14D-9**
> **Filed March 5, 2013**
> **File No.: 5-83794**

Dear Mr. Nowak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3</u>

<u>Change of Control Agreements, page 3</u>

1. We note that Mr. Cejudo may receive a payment in the amount of his aggregate monthly salary multiplied by nine, and an additional payment of the same amount. Please revise to quantify Mr. Cejudo's aggregate monthly salary multiplied by nine. Similarly, please revise to quantify Mr.

Nagamatsu's aggregate monthly salary multiplied by three and his current annual base salary.

Item 4. The Solicitation or Recommendation, page 8

2. Please revise to specifically state whether the board is advising security holders to accept or reject the tender offer, or is not making a recommendation. If the board is not making a recommendation, state whether the board is expressing no opinion and is remaining neutral or is unable to take a position with respect to the tender offer. Refer to Item 1012(a) of Regulation M-A.

3. We note your disclosure in the first paragraph that the board considered a number of factors in determining that the tender offer is fair to security holders. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, require that the reasons for the board's recommendation to accept or reject the tender offer or the reasons for the board's inability to take a position be cited to explain the recommendation. Please revise to disclose the reasons for the board's recommendation to accept or reject the tender offer.

4. Refer to the second bullet point on page 10. Please revise to further explain why the board believed that ps. 2.90 per CDO was the highest consideration that could be obtained.

5. Please advise us as to what consideration was given to summarizing the valuation analysis of HSBC Securities, given that it appears to be a reason for recommending the offer. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

6. We note that in the second paragraph on page 11, the disclosure reads: "our Chairman of the Board and the Chief Executive Officer will hold the securities owned by them." Please revise to state whether or not any executive officer, director, or affiliate of the issuer intends to tender securities in the offer. Refer to Item 1012(c) of Regulation M-A. In this regard, we note that Mr. Gliksberg beneficially owns the shares held by Nexus-Maxcom, which entered into an Agreement to Tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 11

7. Please revise to quantify the amount to be paid to HSBC Securities. See Item 1009(a) of Regulation M-A

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions